Exhibit 99.1

Ellomay Capital Reports Results for the Three Months Ended March 31, 2020

Tel-Aviv, Israel, June 23, 2020 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported its unaudited financial results for the three month period ended March 31, 2020.

Financial Highlights

•
Revenues were approximately €1.9 million for the three months ended March 31, 2020, compared to approximately €4.7 million for the three months ended March 31, 2019. The decrease in revenues is mainly due to the sale of ten Italian indirectly wholly-owned subsidiaries of the Company, which held twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp, during December 2019 (the “Italian PV Portfolio”).

•
Operating expenses were approximately €1.1 million for the three months ended March 31, 2020, compared to approximately €1.7 million for the three months ended March 31, 2019. The decrease in operating expenses is mainly attributable to the sale of the Italian PV Portfolio and to increased operational efficiency of the Company’s Waste-to-Energy projects in the Netherlands. Depreciation expenses were approximately €0.7 million for the three months ended March 31, 2020, compared to approximately €1.6 million for the three months ended March 31, 2019. The decrease reflects the sale of the Italian PV Portfolio.

•
Project development costs were approximately €1.8 million for the three months ended March 31, 2020, compared to approximately €0.9 million for the three months ended March 31, 2019. The increase in project development expenses is mainly attributable to the development of photovoltaic projects in Italy.

•
General and administrative expenses were approximately €1.1 million for the three months ended March 31, 2020, compared to approximately €0.9 million for the three months ended March 31, 2019. There was no material change in the substance and composition of the expenses included in general and administrative expenses between the two periods.

•
Share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €1.3 million for the three months ended March 31, 2020, compared to approximately €1.2 million for the three months ended March 31, 2019. The increase in the Company’s share of profit of equity accounted investee is mainly attributable to lower financing expenses incurred by Dorad Energy Ltd. for the period as a result of the CPI indexation of loans from banks.

•
Financing expenses, net were approximately €0.4 million for the three months ended March 31, 2020, compared to approximately €1.7 million for the three months ended March 31, 2019. The decrease in financing expenses, net, was mainly due to: (i) income recorded in connection with the reevaluation of the Company’s euro/US$ forward transactions and revaluation of Dori Energy loan in the aggregate amount of approximately €1 million during the three months ended March 31, 2020, compared to approximately €0.4 million during the three months ended March 31, 2019, (ii) decreased expenses resulting from exchange rate differences amounting to approximately €0.7 million in the three months ended March 31, 2020, compared to approximately €1.2 million for the three months ended March 31, 2019, mainly in connection with the New Israeli Shekel cash and cash equivalents and with the New Israeli Shekel denominated Debentures, caused by the 0.6% appreciation of the euro against the NIS during the three months ended March 31, 2020, compared to the 5% devaluation of the euro against the NIS during the three months ended March 31, 2019 and (iii) a decrease in financing expenses of approximately €0.3 million compared to financing expenses in the three months ended March 31, 2019 resulting from the early repayment of the Company's Series A Debentures and the sale of the Italian PV Portfolio, including all related project finance.

•	Taxes on income were approximately €0.1 million for the three months ended March 31, 2020, compared to approximately €0.2 million for the three months ended March 31, 2019.

•	Loss for the three months ended March 31, 2020 was approximately €1.9 million, compared to a loss of approximately €1 million for the three months ended March 31, 2019.

•
Total other comprehensive income was approximately €14 million for the three months ended March 31, 2020, compared to approximately €0.6 million for the three months ended March 31, 2019. The increase in total other comprehensive income mainly resulted from changes in fair value of cash flow hedges.

•
Total comprehensive income was approximately €12.2 million for the three months ended March 31, 2020, compared to total comprehensive loss of approximately €0.4 million for the three months ended March 31, 2019.

•	EBITDA was approximately €(0.6) million for the three months ended March 31, 2020, compared to approximately €2.5 million for the three months ended March 31, 2019.

•
Net cash used in operating activities was approximately €0.5 million for the three months ended March 31, 2020, compared to net cash provided by operating activities of approximately €0.2 million for the three months ended March 31, 2019. The decrease in net cash from operating activities is mainly attributable to the sale of Italian PV Portfolio.

•
As of June 1, 2020, the Company held approximately €56.7 million in cash and cash equivalents, approximately €6.4 million in short-term deposits, approximately €2.3 million in marketable securities and approximately €10.3 million in restricted short-term and long-term cash.

First Quarter 2020 CEO Review

Ran Fridrich, CEO and a board member of the Company, provided the following CEO review:

•	Impact of COVID - 19 on the Company’s activities

The immediate impact of the pandemic on the Company’s activities has been minor thus far.

Out of concern for its employees, the Company was prepared to enable its employees to work full-time from home. All employees currently have remote access and if additional quarantine is required, the Company’s work will not be affected.

The effect is mainly reflected in the decrease of electricity prices in Spain, which impacts the revenues of the Company’s 4 currently active Spanish photovoltaic facilities. Approximately 20% of the revenues of these facilities is derived from the sale of electricity to the grid at current electricity prices. As a result of the decrease in electricity prices, the revenues from these facilities in the first quarter of 2020 decreased by approximately €0.1 million compared to the revenues in the same period in 2019.

The pandemic caused a cumulative delay of approximately 30 days in the completion of works in the Talasol project (300 MW photovoltaic plant) located in Spain. Despite this delay, we currently expect that the EPC contractor will meet the original delivery dates of the project.

As for the long-term effects, the main influencing factor is the amount of time it will take for electricity prices to return to the pre-crisis price environment. In our opinion, based on the assessment of experts in the field, the process is expected to take approximately two years.

The impact of electricity prices on the Talasol project is minimal, as we have a fixed rate agreement (PPA) for a period of 10 years from the date of commercial operation in connection with approximately 80% of the project output.

•
As for projects under development in Italy and Spain (an aggregate of up to 650 MW), we currently estimate that when these projects reach financial closing, the prevailing electricity prices will enable the signing of PPA transactions at prices that are in line with our financial model. In parallel, the panel prices and construction costs are expected to continue to decline and support the economic viability of the projects. We currently estimate that the return spreads to us will be around an 11%-13% leveraged return, with 60% financing coverage.

•
The majority of the Company’s efforts today are focused on the successful completion of the Talasol project, the development of photovoltaic plants in Spain and Italy, and in bringing the pumped storage project in the Manara Cliff, Israel, to financial closing.

•
The first quarter of 2020 was characterized by a decrease in revenues, mainly as a result of the sale of our Italian PV portfolio. Financing expenses in the quarter decreased by approximately €1.3 million as a result of exchange rate differences, revaluation of a loan to an equity accounted investee and due to a significant reduction in the Company’s debt.

•	Project development expenses increased by more than €1 million in the quarter, as a result of increased volume of projects that are currently in the development pipeline.

•	The Company continues its attempts to reduce costs and increase operational efficiency of its operating photovoltaic facilities in Spain and Israel.

•
Biogas operations in the Netherlands reached a stable operating position and are fully in line with the planned budget. In February 2020, a very strong storm hit one of the facilities (GGOT), causing the facility to be partially deactivated. The damage repair and return of the facility to full activity took about 8 weeks, as the process of returning to full biological facility output is gradual. In May 2020, the facility returned to full operation and current production exceeds 100% of the originally planned output. Facility insurance and profit loss insurance are expected cover the majority of the damage.

•	The Company’s total equity increased by approximately 24% during the first quarter to approximately €133 million.

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. A reconciliation between results on an IFRS and non-IFRS basis is provided in the last table of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
100% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively;

•
75% of Ellomay Pumped Storage (2014) Ltd. (including 6.67% that are held by a trustee in trust for us and other parties), which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the impact of the COVID-19 pandemic on the Company’s operations and projects, including in connection with steps taken by authorities in countries in which the Company operates, regulatory changes, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, changes in demand and technical and other disruptions in the operations or construction of the power plants owned by the Company. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: kaliaw@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Financial Position

	March 31	December 31,	March 31,
	2020	2019	2020
	Unaudited	Audited	Unaudited
	€ in thousands		Convenience Translation into US$ in thousands**
Assets
Current assets:
Cash and cash equivalents	57,765	44,509	63,198
Marketable securities	2,254	2,242	2,466
Short term deposits	6,410	6,446	7,013
Restricted cash	276	22,162	302
Receivable from concession project	1,486	1,463	1,626
Financial assets	1,410	1,418	1,543
Trade and other receivables	4,328	4,882	4,735
	73,929	83,122	80,883
Non-current assets
Investment in equity accounted investee	32,518	33,561	35,576
Advances on account of investments	878	883	961
Receivable from concession project	26,603	27,122	29,105
Fixed assets	175,424	114,389	191,923
Right-of-use asset	15,344	15,401	16,787
Intangible asset	4,924	5,042	5,387
Restricted cash and deposits	10,288	10,956	11,256
Deferred tax	839	2,285	918
Long term receivables	8,909	12,249	9,747
Derivatives	26,486	5,162	28,977
	302,213	227,050	330,637

Total assets	376,142	310,172	411,520

Liabilities and Equity
Current liabilities
Current maturities of long term loans	3,980	4,138	4,354
Debentures	4,592	26,773	5,024
Trade payables	22,278	1,765	24,376
Other payables	6,023	5,010	6,589
	36,873	37,686	40,343
Non-current liabilities
Lease liability	15,419	15,402	16,869
Long-term loans	126,021	89,182	137,874
Debentures	44,586	44,811	48,779
Deferred tax	9,786	6,467	10,706
Other long-term liabilities	1,840	1,795	2,013
Derivatives	8,698	7,263	9,516
	206,350	164,920	225,757
Total liabilities	243,223	202,606	266,100
Equity
Share capital	23,933	21,998	26,184
Share premium	75,427	64,160	82,521
Treasury shares	(1,736)	(1,736)	(1,899)
Transaction reserve with non-controlling Interests	6,106	6,106	6,680
Reserves	10,184	3,283	11,142
Retained earnings	11,401	12,818	12,473
Total equity attributed to shareholders of the Company	125,315	106,629	137,101
Non-Controlling Interest	7,604	937	8,319
Total equity	132,919	107,566	145,420
Total liabilities and equity	376,142	310,172	411,520

* Convenience translation into US$ (exchange rate as at March 31, 2020: euro 1 = US$ 1.094)

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Comprehensive Profit (Loss)

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2019	2020	2019	2020
	Unaudited		Audited	Unaudited
	€ in thousands*		€ in thousands*	Convenience Translation into US$** in thousands*
Revenues	4,733	1,943	18,988	2,126
Operating expenses	(1,664)	(1,061)	(6,638)	(1,161)
Depreciation and amortization	(1,578)	(726)	(6,416)	(794)
Gross profit	1,491	156	5,934	171

Project development costs	(874)	(1,754)	(4,213)	(1,919)
General and administrative expenses	(897)	(1,081)	(3,827)	(1,183)
Share of profits of equity accounted investee	1,164	1,331	3,086	1,456
Other expenses, net	-	-	(2,100)	-
Capital gain	-	-	18,770	-
Operating profit (loss)	884	(1,348)	17,650	(1,475)

Financing income	390	425	1,827	465
Financing income in connection with derivatives, net	431	954	897	1,044
Financing expenses	(2,485)	(1,792)	(10,877)	(1,961)
Financing expenses, net	(1,664)	(413)	(8,153)	(452)
Profit (loss) before taxes on income	(780)	(1,761)	9,497	(1,927)
Tax benefit (Taxes on income)	(189)	(104)	287	(114)
Profit (loss) for the period	(969)	(1,865)	9,784	(2,041)
Profit (loss) attributable to:
Owners of the Company	(711)	(1,417)	12,060	(1,550)
Non-controlling interests	(258)	(448)	(2,276)	(491)
Profit (loss) for the period	(969)	(1,865)	9,784	(2,041)
Other comprehensive income (loss) items that after
initial recognition in comprehensive income (loss)
were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	1,232	(199)	2,103	(218)
Effective portion of change in fair value of cash flow hedges	350	14,112	1,076	15,439
Net change in fair value of cash flow hedges transferred to profit or loss	(1,010)	103	(1,922)	113
Total other comprehensive income	572	14,016	1,257	15,334
Total comprehensive income (loss) for the period	(397)	12,151	11,041	13,293

Total other comprehensive income (loss) attributable to:
Owners of the Company	654	6,901	2,114	7,550
Non-controlling interests	(82)	7,115	(857)	7,784
Total other comprehensive income (loss) for the period	572	14,016	1,257	15,334

Basic net profit (loss) per share	(0.07)	(0.12)	1.09	(0.13)
Diluted net profit (loss) per share	(0.07)	(0.12)	1.09	(0.13)

* Except per share data
** Convenience translation into US$ (exchange rate as at March 31, 2020: euro 1 = US$ 1.094)

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the three month ended March 31, 2020 (unaudited):
Balance as at January 1, 2020	21,998	64,160	12,818	(1,736)	4,356	(1,073)	6,106	106,629	937	107,566
Loss for the period	-	-	(1,417)	-	-	-	-	(1,417)	(448)	(1,865)
Other comprehensive income (loss) for the period	-	-	-	-	(223)	7,124	-	6,901	7,115	14,016
Total comprehensive income (loss) for the period	-	-	(1,417)	-	(223)	7,124	-	5,484	6,667	12,151
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	1,935	11,253	-	-	-	-	-	13,188	-	13,188
Share-based payments	-	14	-	-	-	-	-	14	-	14
Balance as at
March 31, 2020	23,933	75,427	11,401	(1,736)	4,133	6,051	6,106	125,315	7,604	132,919

								Non- controlling	Total
		Attributable to shareholders of the Company						Interests	Equity
					Translation
	Share	Share	Retained	Treasury	reserve from foreign	Hedging
	capital	premium	earnings	shares	Operations	Reserve	Total
	€ in thousands
For the three month ended March 31, 2019 (unaudited):
Balance as at January 1, 2019	19,980	58,334	758	(1,736)	1,396	(227)	78,515	(1,558)	76,957
Loss for the period	-	-	(711)	-	-	-	(711)	(258)	(969)
Other comprehensive income (loss) for the period	-	-	-	-	1,314	(660)	654	(82)	572
Total comprehensive income (loss) for the period	-	-	(711)	-	1,314	(660)	(57)	(340)	(397)
Transactions with owners of the Company, recognized directly in equity:
Options exercise	8	11	-	-	-	-	19	-	19
Share-based payments	-	1	-	-	-	-	1	-	1
Balance as at
March 31, 2019	19,988	58,356	47	(1,736)	2,710	(887)	78,478	(1,898)	76,580

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the year ended
December 31, 2019 (Audited):
Balance as at
January 1, 2019	19,980	58,344	758	(1,736)	1,396	(227)	-	78,515	(1,558)	76,957
Profit (loss) for the year	-	-	12,060	-	-	-	-	12,060	(2,276)	9,784
Other comprehensive income (loss) for the year	-	-	-	-	2,960	(846)	-	2,114	(857)	1,257
Total comprehensive income (loss) for the year	-	-	12,060	-	2,960	(846)	-	14,174	(3,133)	11,041
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries to
non-controlling interests	-	-	-	-	-	-	5,439	5,439	5,374	10,813
Purchase of shares in subsidiaries
from non-controlling interests	-	-	-	-	-	-	667	667	254	921
Issuance of ordinary shares	2,010	5,797	-	-	-	-	-	7,807	-	7,807
Options exercise	8	11	-	-	-	-	-	19	-	19
Share-based payments	-	8	-	-	-	-	-	8	-	8
Balance as at
December 31, 2019	21,998	64,160	12,818	(1,736)	4,356	(1,073)	6,106	106,629	937	107,566

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	Convenience translation into US$ (exchange rate as at March 31, 2020: euro 1 = US$ 1.094)
For the three month ended March 31, 2020 (unaudited):
Balance as at January 1, 2020	24,067	70,195	14,023	(1,899)	4,766	(1,174)	6,680	116,658	1,026	117,684
Loss for the period	-	-	(1,550)	-	-	-	-	(1,550)	(491)	(2,041)
Other comprehensive income (loss) for the period	-	-	-	-	(244)	7,794	-	7,550	7,784	15,334
Total comprehensive income (loss) for the period	-	-	(1,550)	-	(244)	7,794	-	6,000	7,293	13,293
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	2,117	12,311	-	-	-	-	-	14,428	-	14,428
Share-based payments	-	15	-	-	-	-	-	15	-	15
Balance as at
March 31, 2020	26,184	82,521	12,473	(1,899)	4,522	6,620	6,680	137,101	8,319	145,420

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Cash Flows

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2019	2020	2019	2020
	Unaudited		Audited	Unaudited
	€ in thousands			Convenience Translation into US$*
Cash flows from operating activities
Profit (loss) for the period	(969)	(1,865)	9,784	(2,041)
Adjustments for:
Financing expenses, net	1,664	413	8,153	452
Capital gain	-	-	(18,770)	-
Depreciation and amortization	1,578	726	6,416	794
Share-based payment transactions	1	14	8	15
Share of profits of equity accounted investees	(1,164)	(1,331)	(3,086)	(1,456)
Payment of interest on loan from an equity accounted investee	-	582	370	637
Change in trade receivables and other receivables	(1,696)	588	403	643
Change in other assets	(708)	(215)	(1,950)	(235)
Change in receivables from concessions project	171	201	1,329	220
Change in accrued severance pay, net	4	-	9	-
Change in trade payables	509	315	461	345
Change in other payables	416	(274)	5,336	(300)
Income tax expense (tax benefit)	189	104	(287)	114
Income taxes paid	-	-	(100)	-
Interest received	415	441	1,719	482
Interest paid	(205)	(168)	(6,083)	(184)
	1,174	1,396	(6,072)	1,527
Net cash from (used in) operating activities	205	(469)	3,712	(514)
Cash flows from investing activities
Acquisition of fixed assets	(7,289)	(41,414)	(74,587)	(45,309)
Acquisition of subsidiary, net of cash acquired	(1,000)	-	(1,000)	-
Repayment of loan from an equity accounted investee	-	1,923	-	2,104
Proceeds from sale of investments	-	-	34,586	-
Proceed from settlement of derivatives, net	532	-	532	-
Proceed (investment) in restricted cash, net	87	22,585	(26,003)	24,709
Investment in short term deposit	-	-	(6,302)	-
Repayment loan to others	-	-	3,912	-
Net cash used in investing activities	(7,670)	(16,906)	(68,862)	(18,496)
Cash flows from financing activities
Repayment of long-term loans	(506)	(810)	(5,844)	(886)
Repayment of Debentures	-	(22,162)	(9,836)	(24,246)
Issue of warrants	-	320	-	350
Cost associated with long term loans	-	-	(12,218)	-
Proceeds from options	19	-	19	-
Sale of shares in subsidiaries to non-controlling interests	-	-	13,936	-
Acquisition of shares in subsidiaries from non-controlling interests	-	-	(2,961)	-
Issuance of ordinary shares	-	13,188	7,807	14,428
Proceeds from long term loans	17,424	40,923	59,298	44,772
Proceeds from issuance of Debentures, net	-	-	22,317	-
Net cash from financing activities	16,937	31,459	72,518	34,418

Effect of exchange rate fluctuations on cash and cash equivalents	(1)	(828)	259	(905)
Increase in cash and cash equivalents	9,471	13,256	7,627	14,503
Cash and cash equivalents at the beginning of the period	36,882	44,509	36,882	48,695
Cash and cash equivalents at the end of the period	46,353	57,765	44,509	63,198

* Convenience translation into US$ (exchange rate as at March 31, 2020: euro 1 = US$ 1.094)

          Ellomay Capital Ltd. and its Subsidiaries
Reconciliation of Profit (Loss) to EBITDA (in thousands)

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2019	2020	2019	2020
	Unaudited
	€ in thousands			Convenience Translation into US$*
Net profit (loss) for the period	(969)	(1,865)	9,784	(2,041)
Financing expenses, net	1,664	413	8,153	452
Taxes on income	189	104	(287)	114
Depreciation	1,578	726	6,416	794
EBITDA	2,462	(622)	24,066	(681)

* Convenience translation into US$ (exchange rate as at March 31, 2020: euro 1 = US$ 1.094)

Information for the Company’s Debenture Holders

Pursuant to the Deeds of Trust governing the Company’s Series B and C Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Item 5.B of the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission on April 7, 2020.

Net Financial Debt

As of March 31, 2020, the Company’s Net Financial Debt (as such term is defined in the Deeds of Trust of the Company’s Debentures) was approximately €31.3 million (consisting of approximately €139.4 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately €49.2 million in connection with the Series B Debentures issuance (in March 2017) and the Series C Debentures issuance (in July 2019), net of approximately €66.4 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €90.9 million of project finance and related hedging transactions of the Company’s subsidiaries).

Information for the Company’s Series B Debenture Holders

The following is an internal pro forma consolidated statement of financial position of the Company as at March 31, 2020. This information is required under the Series B Deed of Trust in connection with the adoption of IFRS 16 “Leases” by the Company and provides the consolidated statement of financial position of the Company as of the date set forth below after elimination of the effects of adoption of IFRS 16. Based on the pro forma statement of financial position, the ratio of the Company’s equity (which the Company calculated in line with the definition of Balance Sheet Equity in the Series B Deed of Trust) to balance sheet as at March 31, 2020 was 36.8%.

Unaudited Internal Pro Forma Statement of Financial Position

March 31,
2020
Unaudited
Pro Forma € in thousands
Assets
Current assets:
Cash and cash equivalents	57,765
Marketable securities	2,254
Short term deposits	6,410
Restricted cash and marketable securities	276
Receivable from concession project	1,486
Financial assets	1,410
Trade and other receivables	4,328
73,929
Non-current assets
Investment in equity accounted investee	32,518
Advances on account of investments	878
Receivable from concession project	26,603
Fixed assets	175,424
Right-of-use asset	-
Intangible asset	4,924
Restricted cash and deposits	10,288
Deferred tax	839
Long term receivables	8,909
Derivatives	26,486
286,869

Total assets	360,798

Liabilities and Equity
Current liabilities
Current maturities of long term loans	3,980
Debentures	4,592
Trade payables	22,278
Other payables	5,769
36,619
Non-current liabilities
Lease liability	-
Long-term loans	126,021
Debentures	44,586
Deferred tax	9,868
Other long-term liabilities	1,840
Derivatives	8,698
191,013
Total liabilities	227,632
Equity
Share capital	23,933
Share premium	75,427
Treasury shares	(1,736)
Transaction reserve with non-controlling Interests	6,106
Reserves	10,184
Retained earnings (accumulated deficit)	11,648
Total equity attributed to shareholders of the Company	125,562
Non-Controlling Interest	7,604
Total equity	133,166
Total liabilities and equity	360,798

Information for the Company’s Series C Debenture Holders

The Deed of Trust governing the Company’s Series C Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for two consecutive quarters is a cause for immediate repayment. As of March 31, 2020, the Company was in compliance with the financial covenants set forth in the Series C Deed of Trust as follows: (i) the Company’s shareholders’ equity was €132.9 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s consolidated shareholders’ equity plus the Net Financial Debt was 19.1% and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA(1) was 1.3.
_____________________________
(1) The term “Adjusted EBITDA” is defined in the Series C Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef project, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments. The Series C Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series C Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

The following is a reconciliation between the Company’s net profit (loss) and the Adjusted EBITDA for the four-quarter period ended March 31, 2020:

For the four quarter period ended March 31, 2020
Unaudited
€ in thousands
Net profit for the period	8,888
Financing expenses, net	6,902
Taxes on income	(372)
Depreciation and amortization	5,564
Adjustment to revenues of the Talmei Yosef project due to calculation based on the fixed asset model	3,058
Share-based payments	20
Adjusted EBITDA as defined in the Series C Deed of Trust	24,060